EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Successor Constellation Energy Partners LLC						Predecessor Everlast Energy LLC
	2009		2008	2007	2006	For the period from February 7, 2005 (inception) to December 31, 2005	For the period from January 1, 2005 (inception) to June 12, 2005
Net Income (loss)(1)	$(9,023)		$7,652	$14,241	$15,989	$11,941	(10,636)
Fixed Charges:
Total Fixed Charges(2)	12,127		12,256	6,930	221	3	2,437

Total	12,127		12,256	6,930	221	3	2,437

Earnings (loss)(3)	$3,104		$19,908	$21,171	$16,210	$11,944	(8,199)

Ratio of earnings (loss) to fixed charges	—	(4)	1.62	3.05	73.35	3,981.33	— (5)

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and an estimate of the interest within rent expense.
(3)	Earnings are deemed to consist of income from continuing operations and fixed charges.
(4)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2009 by approximately $9.0 million.
(5)	Earnings were insufficient to cover fixed charges for the period from January 1, 2005 (inception) to June 12, 2005 by approximately $10.6 million.